Mail Stop 6010
      October 18, 2005



By U.S. Mail and Facsimile to (631) 273-3621

Mr. Jeffrey D. Gash
Executive Vice President, Chief Financial Officer and Secretary
Jaco Electronics, Inc.
145 Oser Avenue
Hauppauge, New York 11788

      Re:	Jaco Electronics, Inc.
      Form 10-K for the fiscal year ended June 30, 2005
		File No. 2-34664

Dear Mr. Gash,

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended June 30, 2005

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 14

Liquidity and Capital Resources, page 22

1. We note from your disclosures on page F-18 that you entered into a supply agreement with Sagamore Holdings to supply electronic components to Nexus. Please revise Management`s Discussion and Analysis in future filings to quantify and discuss any actual or expected impact of this agreement on your results of operations, liquidity and capital resources, if material.

2. Please tell us and revise future filings to define the financial ratios and minimum net worth levels required in your financial covenants. Explain what would happen if you were unable to obtain a waiver or amendment from your lender on reasonable terms.

Item 9A. Controls and Procedures, page 25

3. We note that your "disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC`s rules and forms." Please revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Note B - Summary of Significant Accounting Policies, page F-9

2. Revenue Recognition, page F-9

4. We note your disclosures that "in general, revenue is recognized when it is realized or realizable and earned" and "revenue from product sales is recognized generally when the product is shipped."
Please tell us when this would not be the case. In future filings, please discuss any material exceptions to your revenue recognition policy.


5. You state that a portion of your business involves shipments directly from your suppliers to your customers. Please tell us if you report all revenue at gross (as a principal) or if you act as an agent in certain transactions. Discuss the consideration to the guidance in EITF 99-19 given the price protection, stock rotation privileges and the right to return inventory typical in your agreements with suppliers as discussed on page 8 of your business section. Also, please tell us if:
* The supplier is responsible for fulfilling the ordered product or service, including remedies if the customer is dissatisfied.
* The company earns a fixed dollar amount per customer transaction regardless of the amount billed to the customer.
* The credit risk is assumed by the supplier.

6. Inventories, page F-11

6. We note from your revenue recognition policy that you sell certain
products on a consignment basis. In future filings revise your inventory presentation to separately report the value of inventory consigned to others at each balance sheet date. Refer to Question 2 of SAB Topic 13(A)(2).

7. We note your provision for inventory of $6.9 million as of June 30, 2005. Please tell us more about your inventory management practices. Specifically;
* Tell us how you determined the amount and timing of the write-downs.
* Explain why this inventory is not included in the price protection from your suppliers.
* Explain if any of the provision relates to customized customer orders that were cancelled or if these inventories are sold to many customers.
* Tell us the consideration given to the fact that sales of these inventory items in the future could materially distort future profit margins.

8. Goodwill and Other Intangible Assets, page F-11

8. Please provide us with a summary of the relevant facts, assumptions, and estimates you considered in your goodwill impairment analysis supporting your conclusion that no impairment of goodwill existed at June 30, 2005. Please refer to paragraphs 19 - 22 of
SFAS
142 in your response.

9. Please expand your disclosure in future filings to specifically identify your reporting units and the amount of goodwill for each, as required by SFAS 142, paragraph 45.

Note C - Discontinued Operations, page F-18

10. We note that in connection with your sale of Nexus that you and
Sagamore Holdings are in dispute regarding the final adjustment related to Nexus` working capital. Please tell us the nature of this dispute and how you have accounted for this contingency in your June
30, 2005 financial statements. Additionally please tell us if this dispute has been subsequently resolved and if there have been any post purchase price adjustments.

11. We note that you reported the sale of Nexus as discontinued operations. Tell us how you met the criteria in paragraph 42(b) of SFAS 144. Specifically, please tell us why you believe the purchase and earn-out agreements entered into with Sagamore Holdings do not constitute a significant continuing involvement that would preclude treatment of the component as discontinued operations.

`````
        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3554 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202)
551-3671 with any other questions.

      								Sincerely,


								Angela Crane
								Branch Chief



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Mr. Jeffrey D. Gash
Jaco Electronics, Inc.
Page 5